N E W S R E L E A S E

June 9, 2003	Trading Symbols:
News Release 03-08	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD ACQUIRES SUNRISE LAKE DEPOSIT IN N.W.T., CANADA

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report an agreement with Northern Hemisphere Development Corp. and Aber Diamond Corporation in which Silver Standard will purchase a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. Under the terms of the agreement, Silver Standard will pay Northern Hemisphere and Aber on closing cash of US$488,000 and 83,004 common shares of the company, for a total consideration valued at US$908,000. The agreement is subject to completion of due diligence and regulatory approvals.

Discovered in the late 1980‘s, the Sunrise Lake deposit is a polymetallic massive sulphide zone with high-grade silver values and good exploration potential. Located 70 miles (113 kilometers) east-northeast of the City of Yellowknife, the property is accessible by the winter road that provides access to the new Diavik Diamond Mine owned by a joint venture between a wholly-owned subsidiary of Rio Tinto plc (60%) and Aber (40%).

To date, a total of 18,951 meters of drilling in 65 holes have been completed and have defined a mineralized horizon of 160 meters in strike length, an average thickness of four meters ranging up to 16 meters, and a downdip extension of 700 meters. An historic resource summary was prepared for Northern Hermisphere and Aber by Roscoe Postle Associates Inc. in 1988 and based on a $100 per ton cut-off approximately equivalent to 4.5% zinc, 1.5% lead and 31 grams of silver per tonne.

In March 2000, at the request of Northern Hemisphere and Aber, Roscoe Postle restated its resource estimate to conform to the then draft CIM Standards on Mineral Resources and Reserves Definitions and Guidelines that were subsequently adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council in August 2000.

Sunrise Lake Resource Summary - Roscoe Postle Associates Inc. (2000)
Category	Tonnes ('000)	Zinc (in %)	Lead (in %)	Copper (in %)	Gold (in g/t)	Silver (in g/t)	Silver (in oz/ton)	Contained Silver(1) (in oz.)
Indicated	1,162	8.35	4.05	0.09	0.99	357	10.4	13,337,000
Inferred	704	9.76	4.51	0.11	0.93	483	14.1	10,932,000

In completing its due diligence on the Sunrise Lake property, Silver Standard prepared the following polygonal estimate of silver resources at the Sunrise Lake deposit that demonstrates a similar level of silver mineralization. Following the closing of the acquisition, Silver Standard intends to retain an independent qualified person to prepare a resource estimate for the property in accordance with National Instrument 43-101.

Category	Tonnes ('000)	Silver Grade (in g/t)	Silver Grade (in oz/ton)	Contained Silver (in oz.)(1)
Indicated	1,359	279.54	8.15	12,210,700
Inferred	1,259	258.93	7.55	10,479,600

Similar to its 2002 acquisition of Silvertip in British Columbia, also a polymetallic massive sulphide deposit, Silver Standard’s acquisition cost is based solely on silver content and is consistent with its strategy of acquiring low-cost silver resources, in the case of this project less than US$0.04 per resource ounce.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed and actively advancing its portfolio with drill programs now under way and new acquisitions under investigation.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

(1)Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of indicated resources and inferred resources: Disclosure of contained silver expressed in ounces in the tables in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

The terms “indicated resource” and “inferred resource” used in this table are Canadian mining terms as defined in accordance with National Instrument 43-101. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.